SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

February 23, 2005

NNO – TSX

NTO – Amex

NORTHERN ORION IMPLEMENTS ROLLING 10% STOCK OPTION PLAN

Northern Orion Resources Inc. (“Northern Orion”) announces that, following amendments made by the Toronto Stock Exchange to its Company Manual effective January 1, 2005, the Company has implemented amendments to its stock option plan approved by the Company's shareholders at the Company's June 4, 2004 AGM, and which change the maximum number of shares which may be made subject to option from to time from a fixed number to a rolling maximum of 10% of the Company's issued and outstanding share capital at the time of grant.  Outstanding options to purchase common shares will continue to be exercisable and will be governed by and subject to the terms of the amended plan.

Based on the Company's current 147,793,982 issued and outstanding common shares as at February 23, 2005, the amended rolling plan maximum is currently 14,779,398 common shares.  Prior to the amendments to the plan, the fixed plan maximum was 10,679,000 common shares.

Northern Orion is a mid-tier copper and gold producer generating significant present and projected cash flow from its 12.5% ownership interest in Alumbrera.  With its low operating costs and mature operation, Alumbrera should provide cash flow to the Company over the next ten years which, together with project debt, could be applied to bringing Agua Rica into production.  Northern Orion currently has approximately Cdn.$173 million (U.S.$140 million) in cash on hand.

“David Cohen”

David Cohen, President and CEO

For further information, please contact:

Investor Relations, 1-866-608-9970

Email: info@northernorion.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

February 23, 2005

By: /s/ David W. Cohen________________

David W. Cohen
President and Chief Executive Officer